DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL
MENLO P

99 GRE
LONDO

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6341

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG




RECD S.E.C.
AUG 2 8 2003
1086

August 28, 2003

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. The Company's 2002 Results

II. English Summary of the Press Release dated February 25, 2003

-Original press release attached

III. The Company's Notice of Call of Ordinary General Shareholders Meeting, including its Agenda.

IV. Changes in the Articles of Association of the Company.

V. Relevant Event regarding Final Dividend.

VI. FCC Group Roadshow Presentation, 2003.

VII. The Company's 1st quarter 2003 results filed with the National Commission for the Securities Market of Spain .

VIII. English Summary of the Press Release dated May 12, 2003.
-Original press release attached

8/29

IX. Relevant Event dated June 23, 2003 regarding the General Shareholders meeting agreements.

X. Relevant Event dated June 24, 2003 regarding the Internal Conduct Regulation.

XI. Relevant Event dated June 30, 2003 regarding Xfera Móviles, S.A.

XII. Relevant Event dated July 11, 2003 regarding acquisition by ACCIONA S.A. of 8.683% of FCC, S.A. share capital.

XIII. Relevant Event dated July 21, 2003 regarding the new composition of the Board of Directors.

XIV. English Summary of the Relevant Event dated July 31, 2003, regarding offer to purchase capital stock from the shareholders of GRUCYCSA, S.A.
-Original press release attached

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6341.

Sincerely,



Nicole Chao
Legal Assistant

Attachment
cc w/o att: Iñigo Morenés

cc w/o att: Andrés Gil

Securities and Exchange Commission File No. 82-3743



II. English Summary of the Press Release dated February 25, 2003.
-Original press release attached

Madrid-February 25, 2003. The net revenue of Fomento de Construcciones y Contratas, S.A. (FCC) for the year 2002 rose to 5,497.2 million euros, which represents a increase of 6.3% over the previous fiscal year.

Sales by activity (in millions of euros)

	Dec.-2002	Dec.-2001	% Variation	% over sales Dec. 2002
Public Services	2,003.5	1,921.4	4.2	35.9
Construction	2,613.1	2,396.0	9.1	46.7
Cement	831.4	791.7	5.0	14.9
Grucycsa	126.3	121.8	3.7	2.2
Torre Picasso	15.9	14.9	6.7	.03
Intragrupo	-93.0	-72.5		
Total	5,497.2	5,173.2	6.3	100.0

Nota de prensa

El Beneficio neto de FCC crece un 13,3%

Madrid, 25 de febrero de 2003. El importe neto de la **cifra de negocios** de Fomento de Construcciones y Contratas, S.A. (FCC) en el año 2002 se ha elevado a 5.497,2 millones de euros, lo que representa un aumento del 6,3% sobre el anterior ejercicio.

Todas las áreas presentan tasas positivas de crecimiento, como consecuencia de la fuerte actividad de las áreas estratégicas en el mercado español: servicios (+11,26%), construcción (+8,8%), cemento (13,9%)

Ventas por actividades (millones de euros)

	dic-02	dic-01	% Variación	% sobre ventas dic- 02
Servicios públicos	2.003,5	1.921,4	4,2	35,9
Construcción	2.613,1	2.396,0	9,1	46,7
Cemento	831,4	791,7	5,0	14,9
Grucycsa	126,3	121,8	3,7	2,2
Torre Picasso	15,9	14,9	6,7	0,3
Intragrupo	-93,0	-72,5		
TOTAL	**5.497,2**	**5.173,2**	**6,3**	100,0

Gracias al elevado nivel de contratación registrado, **la cartera de obras y servicios** pendientes de ejecutar alcanzaba a finales de año la cifra histórica de 15.229,2 millones de euros, con un crecimiento anual del 11,5%.

Servicios

En el área de **servicios** el notable crecimiento de la actividad doméstica ha permitido para compensar la menor aportación de la división internacional.

Los mayores crecimientos se han producido en:

- **Transporte urbano** (+103,7%), debido a la ampliación del perímetro de consolidación con la compra de Transportes Portillo.
- **Handling** (+45,2%). Este aumento de la cifra de negocios es consecuencia de la incorporación, a partir del cuatro trimestre, de la actividad en el aeropuerto de Bruselas.
- **Residuos** (+29,6%) Esta división, constituida en 2001, ya ha estado plenamente operativa en 2002 y ha adquirido varias empresas en distintos puntos de España.
- **Mobiliario urbano** (+17,8%) Este crecimiento se ha debido, fundamentalmente, a la puesta en marcha de los contratos de Río de Janeiro y Brasilia.

Construcción

Esta área ha logrado nuevos contratos por un importe de 2.797,8 millones de euros, lo que representa un incremento del 18% con relación al anterior ejercicio. Ello ha permitido que la cartera se situase en la cifra récord de 3.408,9 millones de euros, que garantiza 15,7 meses de actividad.

Cemento

Cementos Portland, S.A. se encuentra inmersa en un ambicioso plan de inversiones industriales (2003-2005), por un importe global de 446,7 millones de euros, para modernizar sus fábricas de Estados Unidos y España, a fin de hacerlas más eficientes, más respetuosas con el medio ambiente y más seguras.

Beneficios

El **beneficio bruto de explotación (Ebitda)** ha alcanzado los 741,3 millones de euros, lo que representa un crecimiento del 5,3% y un margen sobre ventas del 13,5%

Ebitda por actividades (millones de euros)

	Importe	% Total
Servicios públicos	317,4	42,8
Construcción	123,6	16,7
Cemento	272,1	36,7
Grucycsa	4,8	0,7
Torre Picasso	14,4	1,9
Otros	9.1	1,2
TOTAL	**741,3**	**100,00%**

El **beneficio neto de explotación** (Ebit) ha alcanzado los 498,1 millones de euros de euros y *supone el 9,1% de la cifra de negocios. El* ***resultado ordinario*** *ha ascendido a 469,3 millones* de euros, un 8,1% más que el año anterior y que representa un 8,5% de la cifra de negocios.

El **beneficio antes de impuestos (BAI)** se ha situado en 455,3 millones de euros, un 3,1% menos que el año anterior, debido a que en 2001 se obtuvieron beneficios extraordinarios con la venta de una participación financiera, lo que se ha unido a las provisiones efectuadas este ejercicio por la depreciación de la cartera de valores..

El ***beneficio atribuido a la sociedad dominante*** *ha sido de 273 millones de euros, lo que* representa un 13,3% más que el pasado ejercicio.

Las **inversiones** han ascendido a 732,7 millones de euros, un 31,9% más que en 2001.

A 31 de diciembre, el número de **personas empleadas** era de 54.881, con un incremento de 2.885 puestos de trabajo en un año.

Securities and Exchange Commission File No. 82-3743

III. The Company's Notice of Call of Ordinary General Shareholders Meeting, including its Agenda.


RECD S.E.C.
AUG 2 8 2003
1086

File No. 82-3743

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

NOTICE OF CALL OF ORDINARY GENERAL SHAREHOLDERS MEETING

In accordance with the resolutions adopted by the Board of Directors at the meeting held on May 23, 2002, an Ordinary General Shareholders Meeting of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. is called to be held in Barcelona, at the Palacio de Congresos de Cataluña, Avenida Diagonal no. 671, at 13.00 h. on June 28, 2002 on first call, and if a sufficient quorum is not obtained, at the same time and place on June 29, 2002 on second call, in order to debate and as appropriate to adopt resolutions on the items included in the following

AGENDA

1. Examination and approval of the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and Directors Report for the 2001 fiscal year of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. and of its Consolidated Group, and of the management conducted by the Board of Directors.

2. Examination and approval of the proposal for the application of the results of fiscal year 2001.

3. Appointment of Directors.

4. Authorization for the derivative acquisition of equity stock and authorization to subsidiary companies to permit them to acquire shares in Fomento de Construcciones y Contratas, S.A., all the foregoing within the limits and complying with the requirements laid down in articles 75 et seq. of the Spanish Business Corporations Act.

5. Reelection of the Auditors of the Company and of its Consolidated Group.

6. Authorization to the Board of Directors to increase the capital stock over the period of five years, including by the issue of non-voting shares, in accordance

with article 153.1.b) of the Business Corporations Act, canceling the existing authorization.

7. System of the Consolidated Tax Return for Corporate Income Tax in Group 17/89.

8. Approval of the merger by takeover of Fomento de Construcciones y Contratas, S.A. as absorbing company with Portland Valderrivas, S.A. as absorbed company, in accordance with the Merger Project the minimum references of which are included, as provided for in article 240.2 of the Business Corporations Act, at the end of this notice of call; approval as the Merger Balance Sheet of the balance sheet closed at December 31, 2001 which is also submitted to this General Meeting under item 1 of this notice of call.

   Report, as may be the case, of the Directors on the particulars referred to in article 238.2 of the Business Corporations Act. Submission of the merger to the tax system stipulated in chapter VIII, Part VIII of Act 43/1995 of December 27 on Corporate Income Tax and related and supplementary provisions.

9. Increase of the capital stock as the consequence of the merger in accordance with the swap ratio approved. Amendment of article 5 of the corporate Bylaws and application for admission to listing on the securities markets of the shares resulting from the increase of capital.

10. Determination of the number of members of the Board and appointment of directors for the time of the merger.

11. Reduction of capital against freely available reserves through the redemption of equity stock. Amendment of article 5 of the corporate Bylaws.

12. To authorize the Directors in broad terms to implement, record as public instruments, register, remedy and enforce the resolutions adopted.

13. Approval, as may be the case, of the minutes of the General Meeting, in any of the forms stipulated in article 113 of the Consolidated Business Corporations

Act or, as appropriate, application of the provisions of article 114 of the same Act.

As provided for in article 18 of the corporate Bylaws, the following are entitled to attend General Meetings: shareholders holding four thousand or more shares whose title thereto is entered on the respective accounting register of book entries five days in advance of the date on which the General Meeting is held, and who evidence this by exhibiting the respective certificate of authentication referred to in Royal Decree 116/1992 of February 14 on the representation of securities by book entry. This certificate shall necessarily state the number of shares belonging to each shareholder.

Holders of shares in a number less than four thousand may group together to attend the General Meeting, appointing one of them as their proxy.

Any shareholder may obtain from the company, for their examination at the registered office, or may request delivery or remittance immediately and free of charge, the documents to be submitted for approval by the General Meeting, the Directors Reports and the Auditors Reports, the full text of amendments proposed to the Bylaws and the Directors report on those amendments.

Additionally, as provided for in articles 238 and 240 of the Business Corporations Act, the full text of the following documents are placed at the disposal of shareholders, bondholders and holders of special rights other than shares, for their examination or delivery or remittance free of charge:

a) Merger project

b) Report of the independent expert on the Merger Project

c) Report of the Directors of the two companies on the Merger Project

d) Annual accounts and directors report for the last three fiscal years of the two companies participating in the merger together with the respective Auditors reports.

e) Merger balance sheets of the two companies concerned, checked by the Auditors, and the Auditors reports.

f) Full text of the amendments to be made in the corporate bylaws of Fomento de Construcciones y Contratas, S.A. as the result of the merger.

g) Valid bylaws of both companies

h) List of the full name and age, if they are individuals, or the corporate name, if they are juridical persons, and in both cases the nationality and the address of the Directors of the companies participating in the merger and the date from which they hold office, together with the same statements regarding those who will be proposed as Directors as the consequence of the merger.

The same documents will be placed at the disposal of the workers representatives for their examination at the registered office set out above.

Finally, complying with the provisions of article 240.2 of the Business Corporations Act, the minimum contents of the Merger Project are copied below:

a) FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC) (absorbing company) with registered office in Barcelona, calle Balmes, 36, incorporated for an unlimited term in the public deed executed in the presence of the notary public of Madrid Mr. Lázaro Lázaro y Junquero, substituting for his colleague Mr. Rodrigo Molina Pérez, on October 14, 1944., Entered at the Commercial Registry of Barcelona on volume 33883, folio 121, page B-26947, with "N.I.F." (tax identity number) A-28037224.

   PORTLAND VALDERRIVAS, S.A. (PV) (absorbed company) with registered office in Madrid, calle José Abascal, 59, incorporated for an unlimited term in the public deed executed in the presence of the notary public of Madrid Mr. Camilo Avila y Fernández de Henestrosa on April 12, 1923. Entered at the Commercial Registry of Madrid on volume 03877, folio 042, page M-6114, with N.I.F. A-28015535.

b) The rate of the swap of the shares in the two companies participating in the merger, determined on the base of the actual value of their respective net worths, has been set at 6 shares in FCC each with a par value of 1 euro for every 5 shares in PV, also each with a par value of 1 euro, which means 1.2 euros of par value in FCC for each 1 euro of par value in PV.

   The new shares in the absorbing company will have full voting rights from the date of issue and will give the right to a share in the profits of this company as from January 1, 2002.

   The shares representing the capital stock of the absorbing company will be in the single class currently outstanding and shall have no special features or rights.

c) The swap procedure will be as follows:

   1. Once the merger has been approved by the General Shareholders Meetings of both companies, the respective prospectus on the merger and issue of the increase of capital of FCC has been filed and cleared by the Comisión Nacional del Mercado de Valores and the public deed of merger has been entered at the Commercial Registry, the shares in PV, which will be canceled, will be swapped for the new shares issued by FCC.

   2. The swap will be carried out in the period indicated in the announcements to be published in the Official Gazette of the Commercial Registry, Official Gazettes of the Stock Exchanges and in one of the daily newspapers of highest circulation in Barcelona and in Madrid. For this purpose, a financial institution will be designated which will act as Agent and will be indicated in said announcements.

   3. The swap will be made through any of the member entities of the Servicio de Compensación y Liquidación de Valores (SCLV) which are depositories of them. The Agent will convey to the SCLV the information obtained from the member entities, and the SCLV will proceed to

allocate the Registration References (RR) of the new shares and will issue a certificate on that Allocation, which it will remit to the Comisión Nacional de Mercado de Valores (CNMV) and to the Stock Exchange Governing Companies.

4. The shareholders of PV may pool their shares for the purpose of the swap.

5. The provisions of article 59 of the BCA shall apply for those shares that are not presented for swap within the period published for that purpose in the announcement referred to in rule 2 above.

d) The date as from which the operations of the absorbed company must be considered for accounting purposes to be made on behalf of the absorbing company is January 1, 2002.

e) There are no shares in special classes in FCC or in PV and no shares or special rights will be granted in the absorbing company as the consequence of the merger. Neither are there holders of special rights other than shares in PV or in FCC.

f) No special advantages in the absorbing company will be attributed to the directors of PV or of FCC or to the Independent Expert appointed by the Commercial Registry to issue the Report on the Merger Project.

Barcelona, May 23, 2002. The Chairman of the Board of Directors.

IV. Changes in the Articles of Association of the Company.

CHANGES IN THE ARTICLES OF ASSOCIATION OF FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A

According to article 47 of the Ley de Medidas de Reforma del Sistema Financiero (44/2002) and the Código Olivencia and Informe Aldama´s recommendations, the General Shareholders Meeting held last 17th June agreed to change the Corporate Articles of Association, in order to include the new articles 37 and 38 detailed below, regulating the Auditing Committee.

Art. 37 Auditing Committee

The Company will have an Auditing Committee, formed by four Directors, appointed by the Board of Directors, for a length of time not longer than their office as Directors, without prejudice of being reappointed for an indefinite length of time, as long as they continue to be members of the Board. The majority of the Committee ought to be Non Executive Directors.

The Committee will appoint a Chairman among the Non Executive Members, and optionally a Vice- Chairman. The length of such offices shall not be more than four years or the duration of their condition of Member of the Committee. They can be reelected after at least one year from their cessation.

The Secretary or Vice-Secretary can be appointed by the Committee. They may or may not be Directors.

Members of the Committee can be assisted during their meetings by a maximum of two advisers each, should they consider it necessary. These advisers will attend the meetings with right to speak, but not to vote.

Art. 38 Competence

The essential competence of the Auditing Committee is to assist the Board of Directors in its surveillance tasks, periodically checking upon the elaboration of the financial information, of its internal control procedures and the independence of the External Audit.

In particular, some of the functions of this Committee are:

- To inform in the Annual General Meeting of the questions asked by shareholders, in matters of their competence.
- To propose the Board of Directors, for its submission to the General Shareholders Meeting, the eligible External Audits mentioned in article 204 of the Texto Refundido de la Ley de Sociedades Anónimas (Real Decreto legislativo 1564/111989, dated 22th November.
- Supervision of the internal audit services of the company.
- To be aware of the process of the financial information and the internal control mechanisms of the Company.
- To demand and receive information from the External Audits concerning those matters which could risk their independence or any other questions related to the auditing process.

The Board of Directors, held that same day, agreed to appoint Members of the Audit Committee, the following external Directors:

- Anés Alvarez-Castrillón, Gonzalo (Chairman)
- Contamine, Jerome Marie
- Girardot, Paul- Louis
- Mas- Sardá Casanelles, Francisco.

V. Relevant Event regarding Final Dividend.

Final dividend

According to legal regulation, the company informs the Annual General Meeting held last 17th June, has agreed on a final gross dividend of 0.2536 euros per share, on account of the Results deriving from Fiscal Year 2.002, payable from 1st July.

GROSS AMOUNT	DEDUCTION 15%	NET AMOUNT
0,25360	0,03804	0,21556

Payment will be made through the following bank entities: Banco Bilbao Vizcaya (BBVA), Banco Santander Central Hispano (BSCH), Caja de Ahorros y Monte de Piedad de Madrid (Cajamadrid) y Caja de Ahorros y Pensiones de Barcelona (La Caixa) y Bancoval.

File No. 82-3743

Securities and Exchange Commission

VI. FCC Group Roadshow Presentation, 2003.


RECD S.E.C.
AUG 2 8 2003
1086

FCC Group

Roadshow Presentation

2003

I. FCC Group “Today”

II. Financial Highlights

III. Positioning by Business Area

IV. The “Future”

V. Conclusions

I. FCC Group "Today"

II. Financial Highlights

III. Positioning by Business Area

IV. The "Future"

V. Conclusions

The FCC Group is one of the largest construction and services groups in Spain


GRUPO
FCC

- €2.9 Bn market cap
- €5.5 Bn sales
- Mainly domestic (86% of sales)
- 55,000 employees

Consolidate leadership position and fuel growth and profitability in three key Strategic Areas

Public Services

Construction

Cement


GRUPO
FCC


100%
Public Services
100%
Urban Services
100%
Construction
58.8%
Cement
Real Estate
80.4%
Grucycsa
80%
Torre Picasso
50%
Realia(1)
Core Businesses

Business Areas	Public Services	Urban Services	Construction	Cement	Real Estate	Grucycsa
02 Revenues Breakdown	28.7%	5.5%	46.7%	14.9%	0.3%[3]	3.9%
02 EBITDA Breakdown[2]	32.7%	9.9%	16.9%	37.1%	2.0%[3]	1.4%

Notes:

(1) Equity consolidation

(2) Excluding EBITDA allocated to Central Services

(3) Torre Picasso only

- **Leadership position in key strategic areas**
  - No.1 services company in Spain
  - No.2 cement company in Spain
  - No.4 construction company in Spain
- **Highest exposure to services among peers**
  - 34% of consolidated Revenues
  - 42% of consolidated EBITDA
- **Strong earnings visibility**
  - ~55% of revenues from public entities
  - ~35% of revenues are concession related
- **Strong financial position**
  - 0.9x net debt / EBITDA ratio
  - 28.2% gearing ratio
- **Strong cash flow generation**
  - 13.5% EBITDA margin
  - €524 MM of free funds from operations

Unique financial position and know-how to continue growing in key Strategic Areas


Services - 2002
Total Sales - € Bn
1.9
1.4
0.5
0.5
0.3
FCC
Dragados
Acciona
ACS
Ferrovial
No.1


Cement - 2001
Market Share in Spain
22.5%
17.2%
13.8%
9.7%
6.6%
Cemex
FCC
Lafarge
Holcim
Uniland
No.2


Construction - 2002
Total Sales - € Bn
3.8
3.1
2.9
2.6
2.2
Ferrovial
Dragados
Acciona
FCC
ACS
No.4

Sales Breakdown - 2002
% of Services


34%
19%
11%
6%
5%
FCC
Dragados
Acciona
ACS
Ferrovial

Source: Broker Reports

- ✓ High growth area
- ✓ Strong profitability
- ✓ Very stable cash flows



Reduces cyclicality in construction

Very secure and stable cash flows

Public Services

- Mainly concession-related business
  - Long term contracts
  - With public entities
  - Price revision mechanisms

Construction

- Strong civil works component
- Mainly large infrastructure projects

c. 80% of sales

Geographic Diversification

- Mainly domestic (86% sales)
- Very limited exposure to Latam:
  - 3.75% sales


Net Debt / EBITDA - Dec 2002
(x)
5.7
2.5
1.4
0.9
0.9
Ferrovial
Acciona
ACS
FCC
Dragados

Source: CNMV


Net Debt/Capitalisation - Dec 2002
(%)
71%
48%
38%
28%
25%
Ferrovial
Acciona
ACS
FCC
Dragados

Source: CNMV

Funds From Operations[1] - 2002
€ MM



524
466
270
262
255
FCC
Ferrovial
Dragados
ACS
Acciona

Source: CNMV

EBITDA Margin - 2002
(%)



13.5%
12.9%
9.3%
8.4%
7.1%
FCC
Ferrovial
ACS
Acciona
Dragados

Source: CNMV

Notes:
(1) Funds from operations defined as ordinary income post tax - equity consolidated results + depreciation + amortisation

FCC Group "Today"

II. Financial Highlights

III. Positioning by Business Area

IV. The "Future"

V. Conclusions

(€ MM)	2001	2002	% Change
Revenues	5,173.2	5,497.2	+6.3%
EBITDA	704.3	741.3	+5.3%
% Margin	*13.6%*	*13.5%*	
Cash Flow[1]	505.6	577.6	+14.2%
EBIT	475.8	498.1	+4.7%
% Margin	*9.2%*	*9.1%*	
Net Income	241.0	273.0	+13.3%

Note:
(1) Defined as ordinary net income plus D&A minus results under equity method plus dividends from equity accounted investments

(€ MM)	2002 Revenues	% Change	2002 EBITDA	% Change
Construction	2,613.1	+9.1%	123.6	+8.4%
Public Services	1,605.9	+1.7%	239.9	+4.5%
Urban Services	305.2	+21.8%	72.2	+16.5%
Cement	831.4	+5.0%	272.1	+6.7%
Grucycsa	218.7	+2.5%	10.0	(8.3%)
Torre Picasso	15.9	+6.7%	14.4	+5.3%

Revenue Growth / Internationalisation



Revenue CAGR 98 - 02= 13.6%
3,303
3,829
4,468
5,173
5,497
1998
1999
2000
2001
2002
9.5%
International Sales
13.8%

Diversification of Revenues



56%
30%
10%
4%
Construction
Public Services
Cement
Other
47%
34%
15%
4%
1998
2002

I. FCC Group: "Today"

II. Financial Highlights

III. Positioning by Business Area

IV. The "Future"

V. Conclusions

Public Services

2002 Revenue Breakdown (€1,606 MM)



56.3
23.9
4.4
15.4
15.4
International
84.6
Spain
By Activity
By Region

Environmental Services (€904.0 MM)
- Solid urban waste collection, treatment and disposal
- Street cleaning
- Maintenance of parks and gardens

Water Management (€383.9 MM)
- Full management cycle of drinkable water
- Treatment of residual water

Industrial Waste (€70.4 MM sales)
- Design, construction and operation of industrial waste treatment plants
- Industrial waste collection, treatment and disposal

International (€247.7 MM sales)
- Mainly environmental and water management services
- Presence in Europe, North of Africa and Latam


Revenues
International
National
CAGR 99-02: 12.9%
1,117
1,415
1,579
1,606
962
1,101
1,226
1,358
155
314
353
248
1999
2000
2001
2002


EBITDA
CAGR 99-02: 14.7%
159
202
230
240
14.3%
14.3%
14.5%
14.9%
1999
2000
2001
2002

Record backlog of €11,573 MM as of December 2002

Positioning

- No.1 company in Spain (approx. 50% market share of privatised market)
  - 21 MM equivalent population covered
- Present in almost all Spanish cities above 50,000 population
- Existing portfolio with 8-10 year average concession life



Revenues (€ MM) / EBITDA Margin
CAGR 99-02: 9.2%
694
766
823
904
14.3%
13.6%
14.0%
14.4%
1999
2000
2001
2002

Dec 2002 record backlog of €5,166 MM (+30%) equivalent to 68 months

Positioning

- No.2 company in Spain (approx. 30% market share of privatised market)
  - Water treatment: 9MM equivalent population covered
  - Water distribution: 6 MM equivalent population covered
- Existing portfolio with 20-25 year average concession life



Revenues (€ MM) / EBITDA Margin
CAGR 99-02: 12.6%
269
298
349
384
15.6%
18.6%
19.1%
19.6%
1999
2000
2001
2002

Dec 2002 backlog of €4,780 MM (+8%) equivalent to 150 months

Positioning

- One of Spain's leading companies in the fast growing industrial waste segment
- Selective acquisition strategy in a very fragmented market
  - Ekonor (October 2001), specialised in treatment of industrial waste
  - Euroresiduos (October 2002), specialised in industrial landfill



Revenues (€ MM) / EBITDA Margin
CAGR 00-02: 37.5%
37
54
70
15.6%
14.7%
14.3%
2000
2001
2002

FCC plans to more than double sales in this area by the end of 2003

Positioning

- Latam activities (68% of sales) held through Proactiva, a 50/50 J/V with Vivendi Environment
  - 02 sales decrease (30%) mainly explained by loss of Puerto Rico contract (June), as well as currency devaluation
- European sales (32% of total) concentrated on three key very stable markets
- Recent 15 year contract awarded in Egypt with expected annual revenues in the region of €20 MM

Revenues (€ MM) / EBITDA Margin



154
314
353
248
12.0%
11.6%
11.1%
10.0%
1999
2000
2001
2002

2002 Revenue Breakdown



Puerto Rico 21%
Latam 47%
France 7%
UK 24%
Portugal 1%

Urban Services

2002 Revenue Breakdown (€305 MM)



27.6
24.0
18.6
13.0
10.6
6.1
22.0
International
78.0
Spain
By Activity
By Region

- **Urban Fixture** (€84.3 MM sales)
  - Design, manufacture, installation and maintenance of all types of street furniture
- **Handling** (€73.3 MM sales)
  - Ground assistance at airports including aircraft, passenger, ramp and cargo
- **Sewage Networks** (€56.7 MM sales)
  - Cleaning and maintenance of sewer systems
- **Car Parks** (€39.7 MM sales)
  - On-street parking
  - Underground parking
  - Municipal towing services
- **MOT** (€32.5 MM sales)
  - Construction, maintenance and operation of technical vehicle inspection centres
- **Urban Transport** (€18.7 MM sales)
  - Operation of urban and intercity passenger transportation systems

Revenues



International
National
CAGR 99-02: 18.1%
185
159
26
214
178
36
250
210
40
305
240
65
1999
2000
2001
2002

EBITDA



CAGR 99-02: 17.0%
45
24.4%
56
26.0%
62
24.8%
72
23.7%
1999
2000
2001
2002

Leading position in main segments within urban services

Positioning

- No.1 in Spain (approx. 40% market share)
  - Focused on the less cyclical street furniture segment
- Very strong international presence in more than 100 cities in Europe, US and Latam
  - No.1 in Portugal
  - Recent contracts awarded in Brazil, Italy and US



Revenues (€ MM) / EBITDA Margin
CAGR 99-02: 23.1%
45
58
72
84
36.6%
34.8%
34.4%
31.0%
1999
2000
2001
2002

FCC plans to continue expanding this activity internationally

Positioning

- No.2 largest operator in Spain
- Presence in a total of 10 airports
  - Domestic activities (9 airports) currently managed through a 50/50 J/V with AirEuropa
  - In October 2002, FCC acquired Sabena's handling activity in Brussels
- Second round of liberalisation in 2003/2004 will open Iberia's 42 handling licences to competition

Revenues (€ MM) / EBITDA Margin



CAGR 99-02: 26.0%
37
43
50
74
27.3%
30.2%
25.3%
21.7%
1999
2000
2001
2002



Santiago de Compostela
Bilbao
Barcelona
Madrid
Valencia
Lanzarote
Malaga
Fuerteventura
Las Palmas GC

Sewage Networks (€57 MM Sales)

- Historically first market player (provides services in Madrid and Barcelona since 1942 and 1911 respectively)
- Manages majority of Madrid and Barcelona sewage network
- 100% domestic activity

Car Parks (€40 MM Sales)

- On-street parking in 35 cities (100,000 spaces managed)
- 36 underground parkings, with more than 8,200 spaces
- 30 towing services contracts
- 100% domestic activity

MOT (€32 MM Sales)

- 50 technical vehicle inspection centres in Spain and Argentina
- One of the leaders in Spain with 10% market share (1.4 MM vehicles inspected)
- Argentina represents only 3% of sales

Transport (€19 MM Sales)

- 9 urban transport contracts in Spain
- 2 intercity contracts
- Recently awarded 2 railway transport contracts in Barcelona
- 100% domestic activity

Construction

Construction Output Growth Forecasts

Y-o-Y growth	2002E	2003E	2004E	2005E	CAGR*
Spain	4.7%	3.2%	3.5%	3.5%	3.4%
UK	4.4%	3.8%	2.9%	2.1%	2.9%
Finland	-1.0%	0.5%	3.5%	4.0%	2.7%
France	0.5%	0.0%	1.0%	1.6%	0.9%
Germany	-3.4%	-1.1%	0.3%	1.3%	0.2%
Italy	1.6%	-0.5%	-0.7%	0.4%	-0.3%
West Europe	0.3%	0.4%	1.0%	1.6%	1.0%
East Europe	-2.9%	4.4%	7.0%	9.6%	7.0%
Total Europe	0.1%	0.6%	1.2%	2.0%	1.3%

Source: Euroconstruct.
*CAGR calculated for the period 2002E - 2005E


Total Investment per Period
(ex-Hydrological Plan) - € Bn
43.0
17.3
42.6
2002-04
2005-06
2007-10


Investment Breakdown
(ex-Hydrological Plan)
Other 4%
Seaports 7%
Airports 11%
Motorways 39%
Railroads 39%

A €114 Bn Infrastructure Plan, to be funded by the Spanish Government (53%), the EU (29%) and private finance (18%)

Positioning

- Leading construction company in Spain in terms of revenues
  - Mostly domestic business (93% of revenues)
  - Clear focus on the public sector (58% of revenues)
  - Clear focus on civil works (56% of revenues)
- International presence mostly focused on Portugal
- Incipient presence in infrastructure concessions

2002 Backlog Breakdown


10%
26%
44%
5%
15%

2002 Revenues Breakdown


15%
34%
29%
11%
11%


Transport
Non-Residential Buildings
Hydraulic
Residential Buildings
Other Civil Works


Revenues
International
National
CAGR 99-02: 11.9%
1,867
2,055
2,396
2,613
1,684
1,887
2,242
2,438
183
168
154
175
1999
2000
2001
2002


EBITDA
CAGR 99-02: 14.3%
83
95
114
124
4.4%
4.6%
4.8%
4.7%
1999
2000
2001
2002

Record backlog of €3,409 MM as of Dec 2002 (+15.7%), equivalent to 16 months

Portfolio of Infrastructure Concessions (I)

Operating

Operating Concessions	FCC Equity Investment	% in Concession	Years of Concession	Beginning of Operations
Transportation				
M45 Norte	4.8	25.0	25	2002
Carretera de los Pantanos	3.0	25.0	25	2002
Tunel de Soller	8.7	56.5	28	1997
Tunel de Envalira	3.4	40.0	50	2002
Metro de Arganda	5.1	12.2	32	1999
Scut Portugal (Beira Interior)	3.5	8.3	30	2000
Aeropuerto Santiago Chile	5.0	14.8	15	1999
Others				
Marina Port Vell	1.3	30.7	30	1992
World Trade C. Barcelona	8.4	16.5	53	1999
Parque Temático Madrid (Warner)	3.4	2.0	Indef	2002

Total Investment of €47 MM

Concessions Under Construction	FCC Equity Investment	% in Concession	Years of Concession	Beginning of Operations
Transportation				
Radiales R3-R5 y M50 Oeste	22.3	15.8	50	2003
Autopista Central Gallega	3.8	13.3	75	2003
Tranvia Baix Llobregat	4.9	25.4	25	2004
Others				
World Trade Center Cornella	3.3	12.5	Indef	2005
Operador Logístico de Graneles	1.0	20.0	30	2003

Total Investment of €35 MM

Cement


World Cement Consumption
2001 – Tons MM
112.6
79.4
42.2
41.0
31.1
20.7
8.3
1.6
USA
Japan
Spain
Italy
Germany
France
Oceania
Finland

Source: Euroconstruct


Expected Growth – CAGR 2002-2005
5.9
4.3
0.6
-0.7
0.1
1.2
Spain
Finland
Germany
France
Italy
Western Europe

Source: Euroconstruct

A very attractive market, with solid growth potential

Cementos Portland



- No.2 Spanish cement company, with 17% market share
- Leadership in Northern and Central Spain
- 6 fully owned plants, with 9.0 MM tonnes of cement capacity utilisation
- Over 90% of capacity utilisation rate

Giant Cement – CDN USA



- 100% US subsidiary of Cementos Portland since 2000
- No.15 US cement company
- Leadership (No.4) in East Coast (Carolina, Virginia and Pennsylvania)
- 3 plants, with 2.1 MM tonnes of cement capacity

Revenues



International
National
CAGR 99-02: 24.1%
435
428
7
673
478
195
792
521
271
831
593
238
1999
2000
2001
2002

EBITDA



CAGR 99-02: 16.1%
174
234
255
272
40.1%
34.7%
32.2%
32.7%
1999
2000
2001
2002

Strong activity in the domestic market expected to continue on the back of the construction sector growth

Torre Picasso

- 80% owned by FCC, Torre Picasso is one of the most emblematic office buildings in Madrid

Key 2002 Figures	
• Surface(m^2)	
– Office	70,195
– Local	7,962
– Garage	832 Spaces
• Occupancy ratio (%)	94.25%
• Revenues (€ MM)	15.9
• EBITDA (€ MM)	14.4

Non-Core Assets

- Result of the merger between FCC's and Caja Madrid's real estate activities: 4th largest real estate company in terms of assets (€1.3 Bn)

Key Figures (€ MM)	2002
• Sales	410
• EBIT	94
• Net Income	55
• Equity	405


Rentals 21%
– Offices 74%
– Commercial 26%
Development 79%
– Residential 80%
– Land 20%

- FCC's diversified investment holding
- Revenues of €219 MM
- Current key investments:

Current key investments	% of **Revenues**
– Logistics: Logística de Navarra	42%
– Electrical systems: Espelsa	23%
– Heating and air-conditioning: Tecair	14%
– Industrial Equipment: SVAT	7%
– Other	14%

III. Positioning by Business Area

IV. The "Future"

V. Conclusions

	Growth	Profitability	Drivers
Public Services	 +++	 +++	• New geographic markets • New business segments
Construction	 ++	 +	• Strength of domestic market
Cement	 ++	 ++	• Strength of domestic market • US restructuring plan

Environmental	• Renewal of existing concessions: – Provision of new services – Wider range of services supplied • Further privatisation of the market (70% privatised so far)
Water Management	• Further privatisation of the market (50% privatised so far) • Plan Hidrológico Nacional (€23 Bn between 2002-2010)
Industrial Waste	• Market growth based on increasing social awareness and compliance with EU regulation • Build presence in the non-hazardous segment
International	• Expansion into African and Mediterranean countries • Limit further exposure to Latam countries

Urban Fixtures	• Further expansion internationally
Handling	• 2003/2004 liberalisation process in Spain • Avoid J/V structure in future auctions
Car Parks	• Increase in occupancy rates • Selective acquisitions in Spain
Sewage Networks	• Improvement in the renewal of existing contracts • Provision of new services within existing contracts
MOTs	• Consolidate position in domestic market • Limit exposure to non-domestic activities
Transport	• Expected further liberalisation of the market • Selective acquisitions in Spain

- Domestic construction sector expected to continue growing at a strong pace, fuelled by the “Plan Nacional de Infraestructuras”, **at least for the period up to 2010**
- FCC likely to benefit significantly from the Plan, due to current strong positioning in the civil works and large infrastructure construction segments
- FCC will continue to develop selectively its international expansion
- FCC plans to further increase its exposure to the infrastructure concession business

- Domestic cement market expected to continue growing on the back of the strength of the construction sector
- FCC likely to benefit from market growth due to strategic location of its cement plants
  - Recent upgrade of the Hontoria (Palencia) and Alcalá de Guadaira (Sevilla) plants guarantees production capacity up to 2005
- In the US, FCC plans to invest up to $150 MM in 2003 to 2005, with the aim of updating its cement plants
  - Change to dry process will translate into a significant increase in productivity

Non-construction activities to represent 86% of EBITDA by 2005

2002


Others
4%
Construction
17%
Cement
37%
Services
42%

2005


Others
4%
Construction
14%
Cement
38%
Services
44%

Gearing[1]



28.7%
15.0 - 16.0%
02
05

Net Debt / EBITDA (x)



0.9
0.4-0.5
02
05

- Debt reduction is mainly based on organic growth
- Leverage ratios with enough room to allow for further significant acquisitions
- In any case, FCC's target would always be to maintain an "investment grade" credit profile

Note
1. Net debt / (Shareholders' equity + Net Debt)

V. Conclusions

Unique financial capability and know-how to continue growing in all key strategic areas

- **Leadership position** in three key strategic areas: Services, Construction and Cement
- **High exposure to public services**
- **Earnings visibility**
- Strong **leverage capacity**
- Strong **cash flow generation**
- **Growth and profitability potential** in all three strategic areas


GRUPO
FCC

VII. The Company's 1st quarter 2003 results which were filed with the National Commission for the Securities Market of Spain (the NCSMS).


RECD S.E.C.
AUG 2 8 2003
1086


GRUPO
FCC





2003 RESULTS
1st Quarter





RESULTS AS OF 31ST MARCH, 2003

I.	*HIGHLIGHTS*	*3*
II.	*P & L AND BALANCE SHEET*	*4-11*
III.	*BUSINESS AREAS ANALYSIS*	*12-19*
IV.	*SHARE PERFORMANCE & DIVIDENDS*	*20*
V.	*RELEVANT EVENTS*	*21*
VI.	*HISTORIC DATA*	*22*

I – HIGHLIGHTS

	Mar-03	% Ch.
Net Revenues	1.349,3	10,1%
Gross Operating Profit (EBITDA)	162,5	-0,9%
Net Operating Profit (EBIT)	96,6	-6,0%
Ordinary Income	104	12,2%
Income before Taxes	106,6	8,9%
Net Income	67,9	16,7%

	Mar-03	% Ch.
Order Book	15.643,8	9,9%
Capex	109,6	(-10,4%)
Cash Flow	117,5	2,4%

MAIN FACTS

- Net revenues increase by 10,1%, supported by the strong performance of Urban Activities (+39,2%) and Construction (+14,8%), as well as the domestic activities of Services (+15,5%) and Cement (+9,1%).
- Operating results have been affected by seasonality and one-off factors, which will nevertheless be diluted along the year.
- Ordinary Income increases by 12,2% compared to the same period last year, reaching €104 MM.
- Net Income climbs up to €67,9 MM, meaning a 16,7% above 2002 first quarter´s figures.
- Total Order Book strikes a new historical record figure of €15.643,8 MM, improving by 9,9% compared to last year´s figures.
- Capex amounted to €109,6 MM.
- Funds from operations were of €117,5 MM.
- On January the 7th, 2.003, the company distributed a Gross Interim Dividend of €0,2970 per share, on account of 2002 results.



II. PROFIT & LOSS ACCOUNT AND BALANCE SHEET (*)

(MILLION EUROS)

				% sales	
	Mar-03	Mar-02	% Ch.	Mar-03	Mar-02
Net Revenues	1.349,3	1.225,4	10,1	100	100
Other Revenues	50,6	27,2	86,0	3,8	2,2
Operating Expenses	(1.237,4)	(1.088,6)	13,7	(91,7)	(88,8)
Operating and External Expenses	(844,1)	(741,8)	13,8	(62,6)	(60,5)
Personnel Expenses	(393,3)	(346,8)	13,4	(29,1)	(28,3)
Gross Operating Profit	162,5	164,0	(0,9)	12,0	13,4
Depreciation-amortization	(57,9)	(50,3)	15,1	(4,3)	(4,1)
Variation Operating provisions	(6,8)	(9,8)	(30,6)	(0,5)	(0,8)
Reversion Fund Provision	(1,2)	(1,1)	9,1	(0,1)	(0,1)
Net Operating Profit	96,6	102,8	(6,0)	7,2	8,4
Net Financial Results	(8,7)	(12,0)	(27,5)	(0,6)	(1,0)
Goodwill Amortization	(6,0)	(7,0)	(14,3)	(0,4)	(0,6)
Income from Associates (Equity Method)	22,1	8,9	148,3	1,6	0,7
Ordinary Income	104,0	92,7	12,2	7,7	7,6
Net Extraordinary Results	2,6	5,2	(50,0)	0,2	0,4
Income Before Taxes	106,6	97,9	8,9	7,9	8,0
Taxes	(29,0)	(29,2)	(0,7)	(2,1)	(2,4)
Net Income before Minority Interests	77,6	68,7	13,0	5,8	5,6
Minority Interests	(9,7)	(10,5)	(7,6)	(0,7)	(0,9)
Net Income	67,9	58,2	16,7	5,0	4,7

(*) P & L Balance Sheet by 03/31/02 is a "proforma", accounting for the effects of the merger with Portland Valderrivas.

1. Net Revenues: + 10,1%

	Mar-03	Mar-02	% Ch.	%/Total
Construction	**655,0**	**570,5**	**14,8%**	**47,6%**
Services	**386,2**	**365,0**	**5,8%**	**28,1%**
Urban Activities	**86,1**	**61,8**	**39,2%**	**6,3%**
Cement (*)	**188,1**	**189,7**	**-0,8%**	**13,7%**
Grucycsa	**56,2**	**48,0**	**17,1%**	**4,1%**
Picasso Tower	**3,8**	**4,1**	**-7,3%**	**0,3%**
Intragroup	**-26,1**	**-13,7**	**90,5%**	
TOTAL	**1.349,3**	**1.225,4**	**10,1%**	**100%**

(*) Net Revenues of the Cement division, by March 2002, reflect the effects of FCC merger with Portland Valderrivas. Therefore, it only includes Cementos Portland's sales.

Total Group Sales reach **€1.349,3 MM**, which represents a **10,1% increase** compared to last year´s figures. Such a positive result is mainly due to the excellent performance of the **Urban Activities (+39,2%) and Construction (+14,8%) divisions.**

Geographical breakdown of sales shows the strength of the **domestic activities,** which **increase by 14,3%**. This advance has been spurred on by the outstanding growth of **Construction (+17,6%) and Services (+15,5%)**, together with the solid performance of **Cement (+9,1%) and Urban Activities (+5,7%).** International sales, affected by the depreciation of US$, the Latin American crisis and the loss of Puerto Rico contract, reduce their contribution to the total Group's revenues.

				% sales	
	Mar-03	Mar-02	% Ch.	Mar-03	Mar-02
Domestic	**1.220,6**	**1.067,6**	**14,3%**	**90,5%**	**87,1%**
International	**128,7**	**157,8**	**-18,4%**	**9,5%**	**12,9%**
TOTAL	**1.349,3**	**1.225,4**		**100,0%**	**100,0%**

2. Operating Expenses (+13,7%):

Operating expenses increase by 13,7% due to the start-up costs of new concessions, mainly in the Services and Urban Activities divisions.

3. Gross Operating Profit: - 0,9%

Gross Operating Profit experiences no significant change, reaching **€ 162,5 MM.** This is mainly due to both seasonality and one-off factors within the Cement, Services and Urban Activities divisions, which have a special impact on the first quarter results but will be progressively disappearing:

- Concerning the Cement division, the Alcalá de Guadaira´s plant has had some delay in resuming its normal activity, after the improvements introduced in the facilities.
- Regarding the Services area, we must bear in mind the effect of the Puerto Rico contract termination, which ended on June 2002.
- Finally, the Urban Activities division has been affected by the, already mentioned, seasonal component of the Handling and Urban Fixture activities during the first part of the year.

On the other hand, we must highlight the splendid figures recorded by the Construction division, with an **increase in EBITDA of 16,4%.**

EBITDA BY ACTIVITIES (CONSOLIDATED)

	Mar-03	Mar-02	% Ch.	%/Total 03	%/Total 02
Construction	30,5	26,2	16,4%	18,8%	16,0%
Services	52,8	55,9	-5,5%	32,5%	34,1%
Urban Activities	15,2	14,9	2,0%	9,4%	9,1%
Cement (*)	53,6	57,5	-6,8%	33,0%	35,1%
Grucycsa	2,4	2,3	4,3%	1,5%	1,4%
Picasso Tower	3,2	3,8	-15,8%	2,0%	2,3%
Other	4,8	3,4	41,2%	3,0%	2,1%
TOTAL	162,5	164,0	-0,9%	100,0%	100,0%

(*) As already mentioned, March 2002 Cement division figures only include Cementos Portland activities.

The strength of the Construction results is reflected on its contribution to consolidated EBITDA, which increases up to 18,8% from the previous 16%. Additionally, we must mention the greater contribution of **Urban Activities**, which now represents a **9,4%** of the Gross Operating profit.

4. Net Operating Profit: - 6,0%

Net Operating Profit amounts to **€ 96,6 MM**, as a consequence of the seasonality and one-off factors mentioned before, which will be disappearing along the present year. Additionally, there has been an important increase of amortization costs within the Urban Activities division, coming from the installation of the advertising elements for the new concessions in Brazil, Italy and United States.

EBIT BY ACTIVITIES (CONSOLIDATED)

	Mar-03	Mar-02	% Ch.	%/Total 03	%/Total 02
Construction	**22,5**	**19,2**	**17,2%**	**23,3%**	**18,7%**
Services	**25,9**	**28,1**	**-7,8%**	**26,8%**	**27,3%**
Urban Activities	**6,4**	**8,9**	**-28,1%**	**6,6%**	**8,7%**
Cement (*)	**33,8**	**38,0**	**-11,1%**	**35,0%**	**37,0%**
Grucycsa	**1,3**	**1,0**	**30,0%**	**1,3%**	**1,0%**
Picasso Tower	**2,5**	**3,1**	**-19,4%**	**2,6%**	**3,0%**
Other	**4,2**	**4,5**	**-6,7%**	**4,3%**	**4,4%**
TOTAL	96,6	102,8	-6,0%	100%	100%

(*) As mentioned above, Cement division figures as of March 2002, only include Cementos Portland activities.

By business areas, as we also pointed out for EBITDA figures, we must highlight the good performance of **Construction (+17,2%)**, which now contributes by 23,3% to the Group's total net operating profit. The minor contribution of other areas is a result of the factors mentioned before which will be diluted along the year.

5. Ordinary Income: + 12,2%

Ordinary Income reaches €104 MM, rising by **12,2%** compared to last year's first quarter results. It is worthy of mention the remarkable growth of equity accounted results, mainly due to **Realia**, which more than triples its contribution up to € 19,4 MM. In addition, financial results have been held back as interest rates have lowered both in Europe and in the United States. Finally, we have to recall the reclassification of the headings Goodwill and Intangible Assets coming from the merger between Cementos Portland and Cementos Atlántico, which has resulted in a reduction of Goodwill amortization.

6. Income Before Taxes: +8,9%

Income Before taxes grows by 8,9%, reaching € 106,6 MM. Extraordinary results amounted to €2,6 MM. However, this figure is a 50% lower than during the same period of last year.

7. Net Income before Minority Interests: +13%

Net Income before Minority Interests rises by 13%, in line with the Ordinary income increase, and reaches **€ 77,6 MM**. Tax rate diminishes from the former 29,8% to a 27,2%, thanks to the growth of Equity Accounted Results, which are accounted for net of taxes.

8. Net Income: +16,7%

Total Net Income amounted to **€ 67,9 MM**, gaining a remarkable **16,7%** compared to the same period of last year. This increase represents a **considerable improvement of the net margin over sales, which climbs up to 5% from 4,7%.**



1st Quarter 2003 – Million Euros (Non audited)

CONSOLIDATED BALANCE SHEET (*)

	Mar-03	Mar-02	% Ch.
Unpaid Capital	***0,2***	***1,6***	***(87,5)***
Fixed and Non Current Assets	***2.941,0***	***2.531,3***	***16,1***
Start up Expenses	15,3	12,6	21,4
Intangible Assets	591,3	425,6	38,9
Tangible Fixed Assets	1.631,1	1.454,1	12,2
Financial Investments	694,3	614,1	13,1
Shares of the controlling company	9,0	26,0	(65,4)
Goodwill in consolidation	***251,1***	***372,7***	***(32,6)***
Deferred Charges	***43,3***	***33,5***	***23,0***
Current Assets	***3.667,0***	***3.185,4***	***15,1***
Inventories	471,3	350,6	34,4
Accounts Receivable	2.555,2	2.190,7	16,6
Short Term Financial Investments	350,4	378,6	(7,4)
Cash	266,9	239,6	11,4
Accrual Accounts	23,2	25,9	(10,4)
Assets = Liabilities + Shareholders' Equity	**6.902,6**	**6.127,3**	**12.7**
Shareholders' Equity	***1.672,9***	***1.567,5***	***6,7***
I. Common Capital	130,6	133,4	(2,1)
II. Reserves	671,2	676,0	(0,7)
III. Reserves from consolidated companies	847,6	690,0	22,8
IV. Translation Differences	(44,5)	9,9	*N/A*
V. Income allocable to controlling company	67,9	58,2	16,7
VI. Interim Dividends			
Minority Interest	***397,2***	***379,8***	***4,6***
Negative Difference on Consolidation	***37,0***	***37,2***	***(0,5)***
Deferred Revenues	***38,6***	***39,9***	***(3,3)***
Provisions for Risks and Expenses	***251,4***	***241,8***	***4,0***
Long Term Debt	***752,3***	***740,7***	***1,6***
Loans and Bank Debt	427,0	540,4	(21,0)
Other Long Term Liabilities	325,3	200,3	62,4
Current Liabilities	***3.639,8***	***2.980,8***	***22,1***
Loans and Bank Debt	754,4	513,8	46,8
Accounts Payable	2.195,7	1.801,3	21,9
Other Short Term Debt	685,9	663,1	3,4
Accrual Accounts	3,9	2,6	50,0
Short Term Provisions	***113,4***	***139,6***	***(18,8)***

(*) Balance Sheet as of 03/31/02 is a "proforma" which accounts for the effects of the merger with Portland Valderrivas., However the capital increase actually occurred during the 3rd quarter of last year.

As already explained, the Balance Sheet as of 03/31/02 is a "proforma", accounting for the effects of the merger with Portland Valderrivas.

Assets

On the Assets side, we have to mention the reclassification of the headings "Goodwill" (-32,6%) and "Intangible Assets" (+38,9%), coming from the merger between Cementos Portland and Cementos Atlántico.

Additionally, the amortisation of Treasury Stock during the fourth quarter of last year has reduced Long Term Treasury Stock by 65,4%.

Liabilities

On the Liabilities side, Shareholder's Equity is reduced by 2,1% as a consequence of the capital amortisation carried out during the last quarter of last year.

Translation differences caused by the depreciation of US dollar and Latin American currencies have reduced Shareholders' Equities by € 44,5 MM.

The Group's Net Debt amounted to € 735,9 MM, representing **a leverage ratio of 30,5%,** in line with the final year figure.

	Mar-03
Bonds and other Debt	**(-98,1)**
Short Term Debt	**(-754,4)**
Long Term Debt	**(-427,0)**
Limited Recourse Debt	**(-73,7)**
Cash and STFI	**617,3**
Net Position	**(-735,9)**

CASH FLOW

	Mar-03	Mar-02	% Ch.
Net Ordinary Profit	**76,1**	**63,5**	**19,8%**
Depreciation	**63,9**	**57,2**	**11,7%**
Profit from companies (Equity Method)	**-22,1**	**-8,9**	**148,3%**
Other	**-0,4**	**3,0**	**-113,3%**
TOTAL	**117,5**	**114,8**	**2,4%**

Cash Flow from operations **grows by 2,4%** compared to the same period last year, reaching **€117,5 MM.**

III. BUSINESS AREAS ANALYSIS

1. CONSTRUCTION

➢ RESULTS

	Mar-03	Mar-02	% Ch.
NET REVENUES	655,0	570,5	14,8%
EBITDA	30,5	26,2	16,4%
EBITDA margin	4,7%	4,6%	
EBIT	22,5	19,2	17,2%
EBIT margin	3,4%	3,4%	

Construction has kept the fast execution pace of the last quarter 2002, which has allowed a **14,8% rise** in the division's results, climbing up to **€ 655 MM.**

Domestic activities continue to show a **strong growth performance (+17,6%)**, supported by the higher contribution of civil engineering activities related to the development of the National Infrastructures Plan.

	Mar-03	% total	Mar-02	% total	% Ch.
DOMESTIC	630,7	96,3%	536,1	94,0%	17,6%
INTERNATIONAL	24,3	3,7%	34,4	6,0%	(-29,3%)

➢ PROFITABILITY

EBITDA during this period amounted to **€ 30,5 MM**, which represents a **+16,4% increase, and a margin improvement up to 4,7%.**

Net Operating Results increase by 17,2% up to **€ 22,5 MM**, with a **margin over sales of 3,4%.**

➢ ORDER BOOK AND CAPEX

	Mar-03	Mar-02	% Ch.
ORDER BOOK	3.500,2	3.162,9	10,7%
CAPEX	16,3	12,0	35,8%

Despite the above mentioned fast execution pace during the last quarter, **Order Book** reaches the **historical figure of € 3.500,2 MM**, with a **10,7%** increase, covering **15,7 months of activity**.

CAPEX adds up to **€ 16,3 MM**. The most significant investments in this period were those of Tranvía Metropolitano del Besós, S.A. for € 5,7 MM, and Concesiones de Madrid, S.A. for € 2,7 MM.

2. SERVICES

➢ RESULTS

	Mar-03	Mar-02	% Ch.
NET REVENUES	386,2	365,0	5,8%
EBITDA	52,8	55,9	-5,5%
EBITDA Margin	13,7%	15,3%	
EBIT	25,9	28,1	-7,8%
EBIT Margin	6,7%	7,7%	

Sales of the Services area **rise by 5,8%** up to **€ 386,2 MM.** The **domestic activity (+15,5%)** continues to be the driving force of the division, showing significant growth in all areas. We must highlight the excellent performance of the **Urban Sanitation**, with revenues **increasing by 18%** thanks to new concessions as well as the renewal and extension of existing contracts. **Industrial Waste (+22,7%)** continues its **strong expansion process**, accounting for 4,6% of total sales. Looking at the **Water** division, we find solid growth rates, **reaching 8%** during the first quarter. On the other hand, the **International** division has been adversely affected by the absence of the Puerto Rico contract and the negative effect of the depreciation of Latin American currencies.

	Net Revenues	Mar-03 % Ch.	%/Total division
WATER	92,9	8,0%	24,1%
URBAN SANITATION	248,8	18,0%	64,4%
INTERNATIONAL	26,1	-50,8%	6,8%
INDUSTRIAL WASTE	18,4	22,7%	4,8%

Sales breakdown by countries is as follows:


France
11,12%
Dominican R.
4,3%
Mexico
8,29%
Colombia
8,06%
Argentina
7,79%
Portugal
1,92%
Venezuela
16,80%
Chile
4,53%
Brazil
3,38%
UK
33,79%

European sales account for 46,8% of the total subdivision revenues. The remaining 53,2% comes from Latin America.

	Mar-03	% total	Mar-02	% total	% Ch.
DOMESTIC	360,1	93,2%	311,9	85,5%	15,5%
INTERNATIONAL	26,1	6,8%	53,1	14,5%	-50,8%

➢ PROFITABILITY

Ebitda reaches **€ 52,8 MM,** due to the Puerto Rico contract termination, which was consolidated until June 2002. This situation, already reflected during the second semester of last year results, will tend to normalise along the second half of year 2003 where the figures will be fully comparable.

Ebit amounts to **€ 25,9 MM,** reflecting, once again, the impact of Puerto Rico Contract termination.

➢ ORDER BOOK AND CAPEX

	Mar-03	Mar-02	% Ch.
ORDER BOOK	11.869,2	10.744,1	10,5%
CAPEX	41,8	68,0	-38,5%

The **Order Book** reaches a **record figure of € 11.869,2 MM,** meaning an **increase of 10,5%** and representing **75,9%** of the total order book.

Capex during the first quarter amounted to **€ 41,8 MM**, mainly invested in fixed assets. During this period of time, no significant acquisition has taken place.

3. URBAN ACTIVITIES

➢ RESULTS

Net revenues from this area amounted to **€ 86,1 MM,** representing a **39,2% increase.** This excellent performance is mainly due to the inclusion of the handling activity in the Brussels airport.

	Mar-03	Mar-02	% Ch.
NET REVENUES	86,1	61,8	39,2%
EBITDA	15,2	14,9	2,0%
EBITDA Margin	17,7%	24,1%	
EBIT	6,4	8,9	-28,1%
EBIT Margin	7,5%	14,4%	

By business lines, the **Handling** activity **(+174,9%)** shows the strongest growth due to the consolidation of the mentioned contract in Brussels. We must also highlight the **18,9% increase** in the **Parking** division, as a consequence of the new on-street parking contracts in Madrid (ORA). Concerning the **Urban Fixtures**, the, already known, prohibition of advertising both tobacco and alcoholic drinks since the beginning of the year, has had a negative effect on revenues coming from this area. Finally, we would like to mention the solid performance of the **MOT** division **(+7,8%)** due, on one side, to the increasing domestic activity, and on the other, to the stabilization of the Argentinean activities.

	Net Revenues	Mar-03 % Ch.	%/Total division
SEWAGE AND MAINTENANCE	11,8	10,5%	13,7%
URBAN FIXTURES (CEMUSA)	16,8	-5,3%	19,5%
MOT	8,8	7,8%	10,2%
PARKINGS	10,4	18,9%	12,0%
HANDLING	33,9	174,9%	39,4%
TRANSPORT	4,5	5,5%	5,2%

➢ **BREAKDOWN BY GEOGRAPHIC AREAS**

	Mar-03		Mar-02		
		% total		% total	% Ch.
DOMESTIC	57,4	66,7%	54,3	87,9%	5,7%
INTERNATIONAL	28,7	33,3%	7,5	12,1%	282,7%

International sales (+282,7%) account for **one third of total sales** of the division, helped by the consolidation of the Brussels´ handling activities. On the other hand, the **domestic business** continues to show **important growth rates (+5,7%)** reaching € 57,4 MM.

➢ **PROFITABILITY**

Ebitda rises by 2% up to **€ 15,2 MM**. The seasonality of the handling and urban fixture activities during the first quarter of the year, causes the reduction of the Ebitda margin up to 17,7%. As already explained, this decrease will experience a progressive recovery along the year.

Ebit comes down to **€ 6,4 MM** as a consequence of the seasonal factors of this three months, together with the greater amortization costs derived from the new Urban Fixture contracts in Italy, Brazil and the United States.

➢ **ORDER BOOK & CAPEX**

	Mar-03	Mar-02	% Ch.
ORDER BOOK	46,9	65,6	-28,5%
CAPEX	13,0	13,8	-5,8%

Capex during this quarter amounted to € 13 MM whilst the **Order Book** reaches € 46,9 MM.

4. CEMENT

➢ **RESULTS**

	Mar-03	Mar-02	% Ch.
NET REVENUES	**188,1**	**189,7**	**-0,8%**
EBITDA	**53,6**	**57,5**	**-6,8%**
EBITDA Margin	**28,5%**	**30,3%**	
EBIT	**33,8**	**38,0**	**-11,1%**
EBIT Margin	**18,0%**	**20,0%**	

In order to make a comparable analysis, net revenues of the Cement division, as of March 2002, show only Cementos Portland's figures.

Revenues from the Cement division show no significant changes, reaching **€ 188,1 MM**. **Domestic activity** maintains a solid growth **(+9,1%)**, which partly helps to compensate the negative impact of the international business. Sales in the United States have been weaker because of the US dollar depreciation (20,14%), as well as the reduction of prices during the last twelve months.

	Mar-03	% total	Mar-02	% total	% Ch.
DOMESTIC	**146,5**	**77,9%**	**134,3**	**70,8%**	**9,1%**
INTERNATIONAL	**41,6**	**22,1%**	**55,4**	**29,2%**	**-24,9%**

➢ **PROFITABILITY**

EBITDA reaches **€ 53,6 MM**, a 6,8% below last year's figures due to the specific effect of factors listed below. However, these will tend to disappear along the present year:

➢ The Alcalá de Guadaira's plant delay in resuming its normal activity, after the improvements introduced in the facilities. This circumstance has compelled Cementos Portland to purchase the clinker necessary in order to face the existing strong demand. Consequently, margins have been deteriorated.
➢ The lesser contribution of US activities due to the depreciation of the US dollar.

As a result of all the above-mentioned points, **EBIT** amounts to **€ 33,8 MM**. We must note these particular circumstances will be mitigated along the year.

➢ CAPEX

	Mar-03	Mar-02	% Ch.
INVERSIONES	31,6	22,8	38,6%

Capex reach **€ 31,6 Mn (+38,6%)**, mainly invested in the technological change from wet to dry process in the US plants, in order to obtain greater efficiency.

5. GRUCYCSA

➢ RESULTS

	Mar-03	Mar-02	% Ch.
NET REVENUES	56,2	48,0	17,1%
EBITDA	2,4	2,3	4,3%
EBITDA Margin	4,3%	4,8%	
EBIT	1,3	1,0	30,0%
EBIT Margin	2,3%	2,1%	

Breakdown of sales is as follows:

	Mar-03		Mar-02		
		% total		% total	% Ch.
DOMESTIC	47,2	84,0%	40,5	84,4%	16,5%
INTERNATIONAL	9,0	16,0%	7,5	15,6%	20,0%

➢ ORDER BOOK & CAPEX

	Mar-03	Mar-02	% Ch.
ORDER BOOK	272,6	257,5	6,0%
CAPEX	0,9	2,5	(-64,0%)

6. PICASSO TOWER

> **RESULTS**

	Mar-03	Mar-02	% Ch.
NET REVENUES	3,8	4,1	-7,3%
EBITDA	3,2	3,8	-15,8%
EBITDA Margin	*84,2%*	*92,7%*	
EBIT	2,5	3,1	-19,4%
EBIT Margin	*65,8%*	*75,6%*	

Net Revenues from Torre Picasso include only rental income, as the corresponding costs are included under the heading "Other revenues" in the P& L Account.

Revenues from our 80% stake in Torre Picasso amounted to **€ 3.8 Mn**, representing a 7.3% descent. The average occupancy ratio was of 87.5%. Regarding the total occupancy rate at the end of the period, this figure reached 96.4%, including new contracts signed during the first three months of 2.003.

IV. STOCK MARKET DATA

SHARE PERFORMANCE

	Last	High	Low	Volume (*)
1997	17,43	19,08	8,26	130.907
1998	31,70	34,08	16,53	253.770
1999	20,20	37,50	19,00	319.086
2000	20,20	24,75	15,05	294.515
2001	23,25	25,88	18,70	193.793
2002	21,40	28,97	18,96	339.924
2003	22,99	23,05	20,96	648.361

(*) Daily average of traded shares


10,00%
5,00%
0,00%
-5,00%
-10,00%
FCC 7,43%
IBEX -2,76%
31/12/02
5/1/03
10/1/03
15/1/03
20/1/03
25/1/03
30/1/03
4/2/03
9/2/03
14/2/03
19/2/03
24/2/03
1/3/03
6/3/03
11/3/03
16/3/03
21/3/03
26/3/03
31/3/03
FCC
IBEX

(**) Figures as of March the 31st, 2003

DIVIDEND POLICY

	2002	2001	2000	1999	1998	1997	1996
Interim	0,2970	0,28	0,25	0,16	0,09	0,075	0,07
Final	To be announced	0,24	0,22	0,13	0,075	0,05	0,045
Total	To be announced	0,52	0,47	0,29	0,165	0,125	0,115

RELEVANT EVENTS:

- **30th December:**

The Board of Directors agreed in its meeting held on December 19th, 2002, to pay from January 7th, 2003 onwards an interim dividend on account of the Results deriving from the exercise of 2002 amounting 0,2970 Euro per share. Legal fiscal deductions shall be applied to the amounts payable.



HISTORIC DATA - GROUP FCC

CONSOLIDATED STATEMENT OF INCOME (Million Euros)

	31/12/02	31/12/01	31/12/00	31/12/99	02/01 (%)	01/00 (%)	00/99 (%)	99/98 (%)
Net Revenues	**5.497,2**	**5.173,2**	**4.467,8**	**3.828,6**	**6,3**	**15,8**	**16,7**	**15,9**
Other operating revenues and in-house work on fixed assets	161,2	110,5	106,5	92,4	45,9	3,8	15,2	2,8
Variation in finished products and work-in process inventories	6,0	27,4	11,8	55,7	-78,1	132,7	-78,9	-289,6
Total Operating Revenues	**5.664,4**	**5.311,2**	**4.586,1**	**3.976,7**	**6,7**	**15,8**	**15,3**	**18,2**
Operating and External Expenses	-3.447,9	-3.220,5	-2.690,4	-2.327,4	7,1	19,7	15,6	17,3
Personnel Expenses	-1.475,0	-1.386,3	-1.269,0	-1.094,7	6,4	9,2	15,9	15,0
Gross Operating Profit	**741,4**	**704,3**	**626,7**	**554,6**	**5,3**	**12,4**	**13,0**	**29,8**
Amortization and Provision Reversion	-234,6	209,9	189,0	-151,2	-211,8	11,1	-225,0	19,4
Variation in Operating Provision	-8,7	18,6	3,9	-12,6	-147,0	378,8	-130,9	-67,3
Net Operating Profit	**498,1**	**475,8**	**433,8**	**390,9**	**4,7**	**9,7**	**11,0**	**49,2**
Financial Revenues	59,2	50,2	60,8	41,3	17,8	-17,4	47,3	-12,2
Financial Expenses	-106,9	-95,1	-102,6	-64,1	12,4	-7,3	60,1	3,8
Variations in Financial Investments	-3,0	-5,7	-1,8	-1,0	-46,4	208,6	89,4	973,3
Amortization of Goodwill	-20,1	-27,7	-36,9	-104,8	-27,3	-24,9	-64,8	166,9
Profit from Companies (equity method)	42,1	36,6	38,6	22,2	14,9	-5,0	73,6	27,7
Profit from Ordinary Activities	**469,2**	**434,1**	**391,9**	**284,5**	**8,1**	**10,8**	**37,7**	**26,2**
Net Extraordinary Results	-13,9	35,8	55,2	101,7	-139,0	-35,2	-45,7	3.817,8
Income before taxes	**455,3**	**469,9**	**447,1**	**386,3**	**-3,1**	**5,1**	**15,7**	**69,4**
Corporate Income Taxes	-128,1	-150,1	-140,6	-133,1	-14,7	6,7	5,7	80,2
Rate (%)	28,1	31,9	31,5	34,5	-11,9	1,6	-8,7	6,4
Net Income before Minority Interests	**327,2**	**319,8**	**306,5**	**253,2**	**2,3**	**4,4**	**21,0**	**64,2**
Minority Interest	-54,3	-78,8	-90,8	-75,9	-31,1	-13,3	19,6	38,9
Net Income	**272,9**	**241,0**	**215,6**	**177,2**	**13,2**	**11,8**	**21,6**	**78,2**

REVENUES BY ACTIVITY - CONSOLIDATED (Million Euros)

	31/12/02	31/12/01	31/12/00	31/12/99	02/01 (%)	01/00 (%)	00/99 (%)	99/98 (%)
CONSTRUCTION	2.613,1	2.396,0	2.054,7	1.866,9	9,1	16,6	10,1	0,9
URBAN SANITATION	1.605,9	1.579,3	1.384,4	1.116,6	1,7	14,1	24,0	33,6
WATER AND URBAN RELATED ACTIVITIES	305,2	250,5	245,1	214,9	21,8	2,2	14,1	28,3
CEMENT	831,4	791,7	673,3	435,3	5,0	17,6	54,7	37,7
REAL ESTATE	0,0	0,0	0,0	124,0	0,0	0,0	-100,0	19,1
GRUCYCSA	218,7	213,4	181,2	156,7	2,5	17,8	15,6	20,5
PICASSO TOWER	15,9	14,9			6,7			
INTERGROUP	-93,0	-72,5	-70,8	-85,8	28,3	2,4	-17,5	-14,4
TOTAL	**5.497,2**	**5.173,2**	**4.467,8**	**3.828,6**	**6,3**	**15,8**	**16,7**	**15,9**

REVENUES BY MARKETS - CONSOLIDATED (Million Euros)

	31/12/02	31/12/01	31/12/00	31/12/99	02/01 (%)	01/00 (%)	00/99 (%)	99/98 (%)
DOMESTIC	4.738,7	4.334,1	3.721,3	3.441,3	9,3	16,5	8,5	15,1
FOREIGN	758,5	839,1	746,5	387,3	-9,6	12,4	89,2	23,6
TOTAL	**5.497,2**	**5.173,2**	**4.467,8**	**3.828,6**	**6,3**	**15,8**	**16,7**	**15,9**

Company contacts:

Investor Relations Department

Iñigo Morenés
Alfonso Barona
Carmen Reina

C/ Federico Salmón, 13
28016 Madrid - Spain

Switchboard: Phone No.: +34 91 359 54 00
Fax No.: +34 91 350 71 54

Direct Phone No.: +34 91 359 32 63

e-mail: imorenes@fcc.es
abaronam@fcc.es
creinapl@fcc.es

Securities and Exchange Commission File No. 82-3743



VIII. English Summary of the Press Release dated May 12, 2003.
-Original press release attached

The net revenue of Fomento de Constucciones y Contratas, S.A. (FCC) for the 1st quarter of this year increased to 1,349.3 million euros, which indicates growth of 10.1% in comparison to the same period last year.

Sales by activity (in millions of euros)

	March, 31, 2003	March 31, 2002	% change	% total
Public Services	472.3	426.8	10.6	34.4
Construction	655.0	570.5	14.8	47.6
Cement	188.1	189.7	-0.8	13.7
Grucycsa	56.2	48.0	17.1	4.1
Torre Picasso	3.8	4.1	-7.3	0.3
Intragrupo	-26.1	-13.7	905.	
Total	1,349.3	1,225.4	10.1	100

Nota de prensa

FCC: El Beneficio Neto aumenta un 16,7%

La **cifra de negocios** de Fomento de Construcciones y Contratas, S.A. (FCC) en el primer trimestre de este año ascendió a 1.349,3 millones de euros, lo que supone un crecimiento del 10,1% respecto al mismo período del anterior ejercicio.

Este buen comportamiento de la cifra de negocios se basa fundamentalmente en el incremento que registran las áreas de construcción (+ 14,8%) y servicios (+10,6%)

Cifra de Negocios por actividades
(Millones de euros)

	31/03/03	31/03/02	% cambio	**% Total**
Servicios	**472,3**	**426,8**	10,6	**34,4**
Construcción	**655,0**	**570,5**	14,8	**47,6**
Cemento	**188,1**	**189,7**	-0,8	**13,7**
Grucycsa	**56,2**	**48,0**	17,1	**4,1**
Torre Picasso	**3,8**	**4,1**	-7,3	**0,3**
Intragrupo	**-26,1**	**-13,7**	90,5	
Total	**1.349,3**	**1.225,4**	10,1	**100**

El **beneficio ordinario** alcanzó los 104 millones de euros, con un incremento del 12,2% en comparación con el anterior ejercicio. Es destacable el fuerte crecimiento que presentan los resultados por puesta en equivalencia, gracias en gran parte a la aportación de 19,4 millones de Realia.

El **beneficio antes de impuestos** fue de 106,6 millones de euros, lo que representa un aumento del 8,9% con relación al primer trimestre del pasado año.

El **beneficio neto**, una vez descontados los impuestos y la parte correspondiente a los socios minoritarios, ascendió a 67,9 millones de euros, un 16,7% más que en el pasado ejercicio. De esta forma el margen sobre ventas alcanza el 5%, frente a al 4,7% del primer trimestre del pasado año.

Las inversiones realizadas alcanzaron los 109,6 millones de euros.

A 31 de marzo de este año, la **cartera de obras y servicios** pendiente de ejecutar por parte de todas las empresas del Grupo FCC ascendía a la cifra récord de 15.643,8 millones de euros, con un crecimiento del 10% sobre igual fecha del año anterior.

Madrid, a 12 de mayo de 2003

Securities and Exchange Commission File No. 82-3743

IX. Relevant Event dated June 23, 2003 regarding the General Shareholders meeting agreements.



File No. 82-3743



23/06/03

RELEVANT EVENT

GENERAL SHAREHOLDERS MEETING AGREEMENTS
- BOARD MEMBERS

In the General Shareholders Meeting of Fomento de Construcciones y Contratas, S.A, held on June 17, were re-elected as Members of the Board **Mr. Paul- Louis Girardot** and **Mr. Jean François -Poncet**, both having been previously named, through the co-optation procedure, in the Administration Board held on November, 7, 2002.

The Administration Board, during the meeting held on the same date, agreed to renew **Mr. Paul- Louis Girardot** as Member of the Executive Committee.

After the agreements reached, both the Administration Board and the Executive Committee keep their previous structure.

ADMINISTRATION BOARD

Oreja Aguirre, Marcelino (President)
Montes Sánchez, Rafael (Vice-president)
Reneaume, Marc Louis (Vice-president)
Anes Alvarez- Castrillón, Gonzalo
B 1998, (represented by Ms. Esther Koplowitz)
Caille, Daniel
Castells Masana, Juan
Contamine, Jerome
Dominum Desga (represented by Ms. Alicia Alcocer Koplowitz)
Dubos, Jean François
EAC Inversiones Corporativas (represented by Ms. Carmen Alcocer Koplowitz)
Frere, Gerald
García Pérez, Felipe Bernabé
Girardot, Paul- Louis
Mas Sardá Casanelles, Francisco
Messier, Jean Marie
Michel, Serge
François- Poncet, Jean
Proglio, Henri

File No. 82-3743


FOMENTO DE
CONSTRUCCIONES Y CONTRATAS, S.A.

Samyn, Gilles

EXECUTIVE COMMITTEE

Oreja Aguirre, Marcelino (President)
Montes Sánchez, Rafael (Vice-president)
Reneaume, Marc Louis (Vice-president)
B 1998 (represented by Ms. Esther Koplowitz)
Castells Masana, Juan
Contamine, Jerome
García Pérez, Felipe Bernabé
Girardot, Paul- Louis
Michel, Serge
Proglio, Henri
Trueba Gutiérrez, José Eugenio (Secretary, non Member)

File No. 82-3743

Securities and Exchange Commission

X. Relevant Event dated June 24, 2003 regarding the Internal Conduct Regulation.


RECD S.E.C.
AUG 2 8 2003
1086

File No. 82-3743


FOMENTO DE
CONSTRUCCIONES Y CONTRATAS, S.A.

24/06/03

RELEVANT EVENT

INTERNAL CONDUCT REGULATION

Dear Sirs,

In order to comply with the "Disposición Adicional Cuarta" of the "Ley de Medidas de Reforma del Sistema Financiero" (Law 44/2002, dated November, 22), please find below the document "Reglamento Interno de Conducta de Fomento de Construcciones y Contratas, S.A y su Grupo de Sociedades", approved by the Board Meeting held on June, 17, 2003.

Yours faithfully,

Iñigo Morenés.

Securities and Exchange Commission File No. 82-3743

XI. Relevant Event dated June 30, 2003 regarding Xfera Móviles, S.A.



File No. 82-3743


FOMENTO DE
CONSTRUCCIONES Y CONTRATAS, S.A.

30/06/03

RELEVANT EVENT

In order to comply with the applicable rules of the Ley del Mercado de Valores, we hereby state the following:

1. According to the Resolution of the Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información, dated March 21, 2003, Xfera Móviles, S.A. has proceeded to the reduction to 467.797.000 Euros, of the amount of the guarantee which it had forwarded in order to fulfill its engagements as beneficiary of the accorded UMTS mobile telephone license.

2. As a consequence of the above mentioned reduction, Fomento de Construcciones y Contratas, S.A. has adjusted the corresponding guarantee down to 34,93 million Euros.

3. On June 23, 2003, an engagement contract was signed for the purchase of the shares of Xfera Móviles, S.A., held by Vivendi Group, through which some shareholders of the first will acquire these shares according to their percentual share of the company.

4. Once this purchasing engagement conveniently defined, Fomento de Construcciones y Contratas, S.A. will be in direct possession of a 7,47% of the shares of Xfera Móviles, S.A.

XII. Relevant Event dated July 11, 2003 regarding acquisition by ACCIONA S.A. of 8.683% of FCC, S.A. share capital.

File No. 82-3743


FOMENTO DE
CONSTRUCCIONES Y CONTRATAS, S.A.

Madrid, July, 11, 2003

RELEVANT EVENT

With reference to the acquisition by ACCIONA S.A. of 8,683% of FCC, S.A. share capital, the company wishes to point out :

1st.- The FCC Group is majority controlled by B-1998, S.L., which holds a 52,483% of the company through its shareholders, Mrs. Esther Koplowitz (51%) and Veolia Environnement (49%), with stability and will of continuance.

2nd.- Accordingly the foregoing, the selling by CNP and acquisition by ACCIONA S.A. does not affect, in any way, the stability of the current FCC shareholder structure.

3rd.- Since this acquisition comes from a competitor in the Spanish market, this share purchase has to be strictly considered as a financial transaction and, thus, far away from any other expectancy as the proper one deriving from an investment.

This statement is released in order to comply with the applicable regulations,

FOMENTO DE CONSTRUCCIONES Y CONTRATAS S.A.
José E. Trueba
General Director of Finance

Securities and Exchange Commission File No. 82-3743

XIII. Relevant Event dated July 21, 2003 regarding the new composition of the Board of Directors.



File No. 82-3743


FCC FOMENTO DE
CONSTRUCCIONES Y CONTRATAS, S.A.

21/07/03

RELEVANT EVENT

We would like to inform you that, the past 11th July, both **Mr. Gilles Samyn** and **Mr. Gerald Frere** resigned from FCC´s Board of Directors.

After these changes, the Board´s composition is as follows:

BOARD OF DIRECTORS

Oreja Aguirre, Marcelino (Chairman)
Montes Sánchez, Rafael (Vice-Chairman)
Reneaume, Marc Louis (Vice- Chairman)
Anes Alvarez- Castrillón, Gonzalo
B 1998, (represented by Mrs. Esther Koplowitz)
Caille, Daniel
Castells Masana, Juan
Contamine, Jerome
Dominum Desga (represented by Mrs. Alicia Alcocer Koplowitz)
Dubos, Jean François
EAC Inversiones Corporativas (represented by Ms Carmen Alcocer Koplowitz)
García Pérez, Felipe Bernabé
Girardot, Paul- Louis
Mas Sardá Casanelles, Francisco
Messier, Jean Marie
Michel, Serge
François- Poncet, Jean
Proglio, Henri

XIV. English Summary of the Relevant Event dated July 31, 2003, regarding offer to purchase capital stock from the shareholders of GRUCYCSA, S.A.

-Original press release attached

In the meeting taking place on June 6, 2003 the Company's Board of Directors adopted unanimously an agreement to authorize the offer to buy directed to the minority shareholders of GRUCYCSA, S.A. that make up 19.58% of its capital shares, for a pricfe of 9.02 euros per share.

This agreement has been negotiated with the most relevant minority shareholders of GRUCYCSA, S.A. to immediately acquire their shares for the price of 9.02 euros per share.

FOMENTO DE
CONSTRUCCIONES Y CONTRATAS, S.A.

HECHO RELEVANTE

De conformidad con lo establecido por el artículo 82 de la Ley 24/1998, del Mercado de Valores, se comunica lo siguiente:

La Comisión Ejecutiva de Fomento de Construcciones S.A., en su reunión celebrada el día 6 de junio de 2003, adoptó por unanimidad el acuerdo de autorizar la realización de una oferta de compra, dirigida a los accionistas minoritarios de GRUCYCSA, S.A., que suponen el 19,58% de su capital social, a un precio por acción de 9,02 €, a satisfacer al contado en el momento de la compraventa.

El antes indicado precio de 9,02 € por acción significa una prima del 27,6% sobre la cotización media de la acción en los últimos 6 meses.

Con posterioridad dicho acuerdo, se ha negociado con los accionistas minoritarios más relevantes de GRUCYCSA, S.A. la inmediata adquisición de sus acciones en dicha compañía al precio, antes señalado, de 9,02 € por acción.

Que estando dispuesta FCC, según el acuerdo de su Comisión Ejecutiva de 6 de junio de 2003, a aumentar su actual participación del 80,42% del capital social de GRUCYCSA, ésta sociedad ha procedido a depositar en EUROSAFEI S.V.B., S.A., con domicilio en Madrid, calle Goya, núm. 6, una orden permanente de compra para los accionistas minoritarios de GRUCYCSA, al ya antes mencionado precio de 9,02 € por acción, a satisfacer al contado en el momento de la compra. Tal orden permanente de compra será efectiva a partir de la fecha de hoy, y permanecerá en vigor hasta el momento en que tenga lugar la exclusión de cotización de las acciones de GRUCYCSA, S.A..

Madrid, 31 de julio de 2003